RECEIVED OCT 3 0 2007 WASH, D.C. 203 SECTION

07008359

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 66105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2006 (MM/DD/YY) AND ENDING August 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Public, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (*Do not use P.O. Box No.*)

12007 Research Blvd.
(No. and Street)

Austin	Texas	78759
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Szaniszlo, Managing Director — 512-467-3532
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

2800 Post Oak Blvd, Suite 3200	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 3 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/28/07

OATH OR AFFIRMATION

I, Chris Szaniszlo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Public, LLC, as of August 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REGINA CUMPIAN
Notary Public
STATE OF TEXAS
My Comm. Exp. 08-05-2008

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST PUBLIC, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE FISCAL YEAR ENDED AUGUST 31, 2007

With Report and Supplementary Report of Independent Auditors

BKD LLP

Independent Accountants' Report

Managing Director
First Public, LLC
Austin, Texas

We have audited the accompanying statement of financial condition of First Public, LLC (previously known as TASB Financial Services, LLC), a wholly owned subsidiary of Texas Association of School Boards, as of August 31, 2007, and the related statements of income, changes in capital and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Public, LLC, as of August 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Houston, Texas
October 24, 2007

FIRST PUBLIC, LLC

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2007

ASSETS		
Cash and cash equivalents	$	1,418,327
Deposit with clearing organization		108,293
Accounts receivable		2,272
Accounts receivable from affiliated organizations		190,183
Prepaid expenses		27,355
Total Assets	$	1,746,430
LIABILITIES AND CAPITAL		
Accounts payable	$	51,408
Accounts payable to affiliated organizations		508,151
Total Liabilities		559,559
Capital contributions - TASB		500,000
Retained earnings		686,871
Total Capital		1,186,871
Total Liabilities and Capital	$	1,746,430

The accompanying notes are an integral part of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED AUGUST 31, 2007

Revenue:		
Lone Star Investment Pool service fees	$	2,833,416
Other investment products		144,215
Municipal debt service fees		41,545
Net investment income		64,063
Other income		35,000
Total Revenue		3,118,239
Non-Interest Expenses:		
Administrative services provided by affilitated organization		506,327
Employee lease with affiliated organization		909,022
Royalties		36,663
Financial audit		12,690
Software support/license fee		50,342
Consultants		44,495
Outside counsel		4,792
Building lease with affiliated organization		80,556
Other purchased and contract services		5,950
Information access charges		28,385
Insurance		45,484
Clearing fees		50,000
Other expense		6,953
Total Expenses		1,781,659
Net Income	$	1,336,580

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CHANGES IN CAPITAL

FOR THE YEAR ENDED AUGUST 31, 2007

Beginning Balance	$	810,291
Net income		1,336,580
Capital distributions		(960,000)
Ending Balance	$	1,186,871

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2007

Cash flows from operating activities:		
Net income	$	1,336,580
Changes in assets and liabilities:		
Increase in deposit held with clearing organization		(4,872)
Decrease in accounts receivable		1,521
Decrease in accounts receivable from affiliated organizations		13,468
Decrease in prepaid expenses		1,319
Increase in accounts payable		11,288
Increase in accounts payable to affiliated organizations		125,829
Net cash provided by operating activities		1,485,133
Cash flows from financing activities:		
Capital distributions to TASB		(960,000)
Net cash used in financing activities		(960,000)
Net increase in cash and cash equivalents		525,133
Cash and cash equivalents Beginning of Year		893,194
Cash and cash equivalents End of Year	$	1,418,327

The accompanying notes are an integral part
of these financial statements.

NOTE 1–NATURE OF OPERATIONS

First Public, LLC (First Public), was created on May 14, 2003, and was initially capitalized with a contribution of $500,000, from its sole member, the Texas Association of School Boards, Inc. (TASB). TASB formed this limited liability company pursuant to and in accordance with the Texas Limited Liability Company Act (Tex. Rev. Civ. Stat. Ann. Art. 1528n), as amended. First Public is registered with the Securities and Exchange Commission (SEC) as a broker-dealer pursuant to the Securities Exchange Act of 1934, as amended. First Public was registered with the National Association of Securities Dealers (NASD). In July 2007, the NASD merged with the New York Stock Exchange (NYSE) Member Regulation Division to create the Financial Industry Regulatory Authority (FINRA). First Public is now registered with FINRA. First Public is also registered with the Municipal Securities Rulemaking Board. First Public provides financial services to school districts and other local governments within Texas. First Public is a wholly owned subsidiary of TASB. Currently, its primary business is administering the Lone Star Investment Pool (Lone Star), an affiliated organization, from which First Public received approximately 91 percent of its 2007 revenue.

NOTE 2–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND REVENUE RECOGNITION:

The accompanying financial statements have been prepared on the accrual basis. The organization recognizes revenue when earned and expenses in the period in which such items are incurred. Specifically, Lone Star service fees are earned ratably over the service period based on the daily net asset values of Lone Star. Municipal debt service fees are recognized as financing transactions are funded.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES:

First Public is included in the consolidated federal income tax return filed by TASB. TASB is exempt from income taxes under 501(c)(3). No provision for income tax expense has been made in reliance on Private Letter Ruling 501.03-33.

CASH AND CASH EQUIVALENTS:

For the purpose of the Statement of Cash Flows, all cash on deposit and short-term investments with original maturities of three months or less are considered to be cash equivalents. Cash and cash equivalents at August 31, 2007 consist of cash and money market funds. Money market funds are concentrated in a single fund with a Standard & Poor's rating of AAAm. The carrying value of cash and cash equivalents approximates their fair value.

NOTE 3–RELATED PARTY TRANSACTIONS

First Public has entered into various agreements with affiliated organizations. The affiliated organizations consist of the following:

Lone Star Investment Pool
Texas Association of School Boards, Inc.

LONE STAR INVESTMENT POOL:

The Lone Star Investment Pool (Lone Star) was established on July 25, 1991, as a public funds investment pool in accordance with the Interlocal Cooperation Act, Chapter 791, Texas Government Code, and the Public Funds Investment Act, Chapter 2256, Texas Government Code, as amended. The objective of Lone Star is to maintain safety of principal and liquidity while providing participating governmental entities with the highest possible rate of return for invested funds. Units of Lone Star are offered exclusively to Texas governmental entities including school districts, cities, counties, special districts, agencies of the State of Texas and other political subdivisions of the State of Texas.

First Public has entered into an administrative services agreement with Lone Star Investment Pool. Under the terms of the agreement, First Public provides Lone Star with administrative and distribution services from September 1, 2006 through August 31, 2009. First Public earned $2,833,416, under this agreement for the fiscal year ended August 31, 2007. At August 31, 2007, $190,183, of this earned revenue was receivable from Lone Star.

TEXAS ASSOCIATION OF SCHOOL BOARDS, INC.:

First Public has entered into multiple agreements with TASB for administrative services, office space, and employee leasing services. The administrative services agreement includes, but is not limited to, assistance in the performance of administrative and ministerial duties relating to the day-to-day operations and administration of First Public, furnishing of office equipment and supplies, facilitation of insurance and employee benefit administration, and arranging, monitoring and paying for professional services required by First Public. The administrative services agreement, entered into as of July 30, 2003, is effective for an initial term of one year beginning March 1, 2004, and is thereafter renewed automatically for successive one-year terms

until terminated in accordance with the terms of the agreement. For the fiscal year ended August 31, 2007, First Public incurred expenses totaling $506,327, under this agreement. At August 31, 2007, $137,199 was owed to TASB.

TASB bills First Public for all compensation and benefit costs associated with all TASB employees assigned to perform services for First Public under the employee lease agreement between TASB and First Public. The employee lease agreement was entered into as of July 30, 2003, and remains in effect until terminated by First Public or TASB by providing thirty days written notice to the other party. For the fiscal year ended August 31, 2007, First Public incurred expenses totaling $909,022, under this agreement. At August 31, 2007, $350,813 was owed to TASB.

During the year ended August 31, 2007, First Public made two distributions totaling $960,000 to TASB, which is reflected in the Statement of Changes in Capital.

Additional related party transactions are disclosed in Note 5 – Facility Lease.

NOTE 4–NET CAPITAL REQUIREMENTS

First Public is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Commission requirements also provide that equity capital may not be withdrawn or distributions made if certain minimum net capital requirements are not met. At August 31, 2007, First Public had net capital of $940,551, which was $903,247, in excess of the amount required to be maintained at that date. First Public's ratio of aggregate indebtedness to net capital was .59 to 1, at August 31, 2007.

First Public operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's Rule 15c3-3 and does not hold customer funds or securities but, as an introducing broker or dealer, will clear all transactions with and for customers on a fully disclosed basis through a clearing broker.

NOTE 5–FACILITY LEASE

By written agreement, First Public leases facilities from TASB under an operating lease. The lease was effective March 1, 2006, and requires monthly payments of $6,713, through August 31, 2007. The lease will automatically renew on each anniversary date for one year renewal terms, unless sooner terminated. Rent expense incurred for the fiscal year ended August 31, 2007 totaled $80,556. At August 31, 2007, $20,139 was owed to TASB under the terms of this lease agreement.

NOTE 6-CLEARING ORGANIZATION

First Public has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of approximately $100,000, as of August 31, 2007, be maintained by First Public. The deposit with the clearing organization bears interest at a rate determined by the clearing organization.

Supplemental Information

Schedule I

FIRST PUBLIC, LLC

NET CAPITAL COMPUTATION

AS REQUIRED BY EXCHANGE ACT RULE 15c3-1

AUGUST 31, 2007

Computation of net capital:		
Total capital	$	1,186,871
Nonallowable assets:		
Accounts receivable		192,455
Prepaid expenses		27,355
Total nonallowable assets		219,810
Net capital before haircuts on securities positions		967,061
Haircuts on securities		26,510
Net capital		940,551
Minimum net capital requirement (greater of $25,000 or 1/15 of aggregate indebtedness)		37,304
Excess net capital	$	903,247
Aggregate indebtedness		$559,559
Ratio of aggregate indebtedness to net capital		.59 to 1

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in First Public's unaudited August 31, 2007 Part IIA FOCUS filing.

Supplementary Report

BKD LLP

Managing Director
First Public, LLC
Austin, Texas

In planning and performing our audit of the financial statements and supplemental schedule of First Public, LLC (the Company), as of and for the year ended August 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be detected or prevented by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control, including control activities for safeguarding securities, which we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at August 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governance, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

BKD, LLP

Houston, Texas
October 24, 2007

END